UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

+41 43 3222510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 572,582

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 572,582

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.64%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,167,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.35%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveMore Special Situations Fund Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.44%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.43%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Capital AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.87%

14.	Type of Reporting Person (See Instructions) IA

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

Item 2.                                 Identity and Background

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of (i) Spear Point Capital Management LLC, a Delaware limited liability company, Spear Point Capital Partners LLC, a Delaware limited liability company, Spear Point Capital Fund LP, a Delaware limited partnership, Spear Point Condor LP, a Delaware limited partnership, Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland (collectively, the “Spear Point Reporting Persons”), and (ii) FiveMore Special Situations Fund Ltd, a Cayman limited liability company, FiveT Investment Management Ltd, a Cayman limited liability company, and FiveT Capital AG, a Swiss self- regulated limited liability company (collectively, the “FiveMore Reporting Persons”).  The Spear Point Reporting Persons and the FiveMore Reporting Persons are referred to herein collectively as the “Reporting Persons.”

The principal business of FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd is to serve as a vehicle for investments in the equity capital markets including investing in special situation strategies.  The principal address of FiveMore Special Situations Fund Ltd is c/o M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street, George Town, Grand Cayman, Cayman Islands 309 GT.  The principal address of FiveT Investment Management Ltd is c/o DMS Corporate Services Ltd, dms House, 20 Genesis Close, 2nd Floor, P.O Box 1344, Grand Cayman, KY1-1108, Cayman Islands.

DMS Fund Governance Ltd (thereafter “DFG”) is Director of the FiveMore Special Situations Fund Ltd and Mr. Aldo Ghisletta is the Director of DFG with the primary responsibility for the FiveMore Special Situations Fund Ltd. Mr. Aldo Ghisletta is also serving as Director of FiveT Investment Management Ltd. DFG is a company licensed and regulated by the Cayman Islands Monetary Authority. Mr. Ghisletta is a citizen of Switzerland.

FiveT Capital AG is investment advisor to FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd.  The principal business address of FiveT Capital AG is Allmendstrasse 140, 8041 Zurich, Switzerland. Mr. Wieland M. Kreuder is director of FiveT Capital AG.  Mr. Kreuder is a citizen of Germany. Mr. Johannes M. Roth is the CEO of FiveT Capital AG.  Mr. Roth is a citizen of Germany.

Spear Point Capital Management LLC provides management services to Spear Point Capital Fund LP and Spear Point Condor LP.  Spear Point Capital Partners LLC serves as the general partner of Spear Point Capital Fund LP and Spear Point Condor LP.  Spear Point Capital Fund LP and Spear Point Condor LP invest their respective assets primarily in equity securities of small-cap and micro-cap companies whose value may be enhanced by the application of activist investment principles and methods.  The address of the principal business and principal offices of Spear Point Capital Management LLC, Spear Point Capital Partners LLC, Spear Point Capital Fund LP and Spear Point Condor LP (collectively, “Spear Point”) is 400 Poydras, New Orleans, LA 70130.

Each of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland (the “Spear Point Principals”) are the members of Spear Point Capital Management LLC and Spear Point Capital Partners LLC.

Rodney A. Bienvenu, Jr. is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Bienvenu’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a member of private entities with investments in technology businesses.

Trevor L. Colhoun is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Colhoun’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a partner in private entities with private equity and real estate investments.

Ernest C. Mysogland is a United States citizen whose business address is 191 Post Road West, Westport, CT 06880. Mr. Mysogland’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a director and officer of private entities engaged in technology businesses.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,279,589.  The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Condor LP is approximately $2,236,348.  The net investment cost (including commissions, if any) of the shares of Common Stock purchased by FiveT Investment Management Ltd is approximately $1,190,250.  The net investment cost (including commissions, if any) of the shares of Common Stock purchased by FiveMore Special Situations Fund Ltd is approximately $1,989,240.  The shares of Common Stock purchased by Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd were purchased with such Reporting Person’s respective working capital.  All or part of the shares of Common Stock owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to such Reporting Person.  Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.                                 Purpose of Transaction

The Reporting Persons originally acquired the Shares subject to this Schedule for investment purposes, in the Reporting Persons’ordinary course of business, and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Other than as set forth in this Item 4, the Reporting Persons may, from time to time, acquire or cause to acquire additional Shares or dispose or cause to dispose some or all of their Shares, engage in lending, short-selling or hedging or similar transactions with some or all of their Shares, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4, except as may be prohibited by the Agreement (as defined below).

The last Annual Meeting of Stockholders of the Issuer was held on June 11, 2015 (the “2015 Annual Meeting”).  The Reporting Persons anticipate that the next Annual Meeting of Stockholders of the Issuer will be held in 2016 on a date near the first anniversary date of the 2015 Annual Meeting.  The Annual Meeting of Stockholders of the Issuer to be held in 2016, including any adjournments or postponements thereof, is referred to herein as the “Annual Meeting” and the date of the Annual Meeting is referred to herein as the “Annual Meeting Date.”

The Issuer’s Board of Directors (the “Board”) has been divided into three classes, denominated Class I, Class II and Class III.  Directors in each class hold office for staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms expire are elected to serve from the time of their election until the third annual meeting of stockholders following their election or until their successors are duly elected and qualified. The terms of the current Class II directors will expire at the Annual Meeting.  Currently, there is one incumbent Class II director, Mr. Keith Hall.  On February 22, 2016, Elisabeth DeMarse, resigned as the Issuer’s Chief Executive Officer and as a member of the Board.  Accordingly, there is a current vacancy in Class II.

The Issuer has not yet filed a proxy statement (the “Issuer Proxy Statement”) with the Securities and Exchange Commission (“SEC”), with respect to the Annual Meeting, nor has the Board nominated candidates for election as Class II directors at the Annual Meeting.  While the Reporting Persons have no knowledge of the Board’s plans, the Reporting Persons anticipate that the Board may nominate the incumbent Class II director, Mr. Hall, to stand for re-election to the Board, along with another nominee to fill the director seat vacated by Ms. DeMarse’s departure.

A written agreement (the “Agreement”) was entered into on March 8, 2016 by Spear Point Capital Management LLC and FiveT Capital AG, thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisting of the Spear Point Capital Management LLC, Spear Point Capital Partners, LLC, Spear Point Capital Fund LP, Spear Point Condor LP, FiveT Capital AG, FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd (collectively, the “Group”).  Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. None of the members of the Group purchased any additional Shares in connection with the Agreement. The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2. The members of the Group had discussions before March 8, 2016 regarding the actions contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such discussions, and no group was formed under the Exchange Act, until March 8, 2016.

Under the Agreement, the Group members agreed to nominate two Class II director candidates (the “Group Nominees”) to stand for election at the Annual Meeting.  The Group Nominees are currently expected to be a person recommended by FiveT Capital AG and a person recommended by the Spear Point Capital Management LLC.  In any event, the entire Group must approve of the individuals to become Group Nominees.  The Group intends to nominate individuals with knowledge and experience which would be beneficial to the Issuer, and who would qualify as independent directors under the Nasdaq listing standards.

Pursuant to the Issuer’s By-laws, in general, for nominations of persons for election to the Board to be timely, a stockholder must give notice to the Issuer not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders.  Accordingly, the Group plans to agree upon the Group Nominees and provide the Issuer with notice of its nominations no later than March 13, 2016.

Further, under the Agreement, each member of the Group has agreed to attend the Annual Meeting, in person or by proxy, such that all Shares held by such Group member and its affiliates are represented at the Annual Meeting, and to vote such Shares at the Annual Meeting, in person or by proxy, in favor of the election of the Group Nominees, and to vote in accordance with the mutual consent of the Group with respect to other proposals to be voted on at the Annual Meeting as may be set forth in the Issuer Proxy Statement.  The purpose of the Agreement is for the Group to affirmatively vote for the Group Nominees instead of different candidates as may be nominated by the Board.  If the Group Nominees receive the affirmative vote of a plurality of the Shares present in person or represented by proxy at the Annual Meeting, provided a quorum exists, the effect of the Agreement will be the election of the Group Nominees as Class II directors.  If the Group Nominees are elected directors, they will not constitute a majority of the Board.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT OR THE GROUP. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING, PROVIDED THAT THE REPORTING PERSONS MAY DETERMINE TO ENGAGE IN SOLICITATION IN RELIANCE UPON RULE 14a-2(b)(2) UNDER THE EXCHANGE ACT, WHICH PERMITS NON-REGISTERED SOLICITATIONS UP TO TEN (10) STOCKHOLDERS TO BE MADE WITHOUT INCURRING PROXY FILING AND DISCLOSURE OBLIGATIONS.  The Reporting Persons do not intend to make any public statements regarding these matters or TO respond to inquiries by other stockholders regarding these matters except as permitted under applicable regulations. The Reporting Persons believe that all stockholders should make independent decisions regarding the election of directors and any other matter to be voted upon at the Annual Meeting.

Under the Agreement, each Group member has agreed:  not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it, unless as a condition to any such Transfer the transferee agrees to be bound by the terms and provisions of the Agreement; and to retain, and not in any way compromise or encumber, the right to vote all securities of the Issuer beneficially owned by such member as of the Record Date and the Annual Meeting Date.  In addition, if the Group acquires beneficial ownership of ten percent or more of the Common Stock or other registered class of equity securities of the Issuer, the Group members agree not to purchase or sell any equity security of the Issuer (within the meaning of Section 16(b) of the Exchange Act), without the prior consent of the other Group members.

Under the Agreement, each of the members of the Group has agreed to be responsible for an equal share of expenses which may be incurred in connection with, relating to or arising out of the matters or actions contemplated by the Agreement or this Schedule 13D, up to an aggregate of $50,000  per Group member, or such greater amount if the Group members consent to an increase.  Notwithstanding anything to the contrary, each Group member shall be fully responsible for all such expenses arising out of such member’s (or its affiliate’s) gross negligence, fraud, bad faith or willful misconduct.

As provided in the Agreement, the Group members have not solicited (within the meaning of the proxy solicitation rules under the Exchange Act (the “Rules”)) any persons to vote, withhold a vote, grant a proxy with regard to, revoke a proxy with regard to, or otherwise take or refrain from taking any action with respect to the election of directors of the Company or any other matter to be voted on at the Annual Meeting.  The Group members also agreed not engage in any solicitation with respect to the matters to be voted on at the Annual Meeting, without the consent of the other Group members.  If the Group members determine to engage in a solicitation, they agreed to do so in compliance with the Rules and agreed either to file such proxy statements as so required, or limit their solicitation to no more than ten persons and, therefore, fall within the exception to the Rules set forth in Rule 14a-2(b)(2) under the Exchange Act.  All Group members must agree before any third party will be invited to join or permitted to become a member of the Group.

The Agreement will terminate upon the earlier to occur of (x) the date which is five business days after the last day on which the Meeting is held, unless such date is extended by agreement of the parties, and (y) the date of the consummation of each of the actions specified in the Agreement with respect to which the Group will vote in favor at the Annual Meeting.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person or any other persons with respect to any securities of the Issuer, except with respect to the transactions described in this Item 4.

Other than as set forth in this Item 4, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Previously, each of the FiveMore Reporting Persons and the Spear Point Reporting Persons separately held, at different times, more than 5% of the Common Stock and filed separate Schedules 13D (on December 21, 2011 and July 2, 2015, respectively) with respect thereto.  Subsequently, the holdings of each of the FiveMore Reporting Persons and the Spear Point Reporting Persons were reduced below 5% of the Common Stock and such prior Schedules 13D have been terminated.  To the knowledge of the Reporting Persons, no plans or proposals which may have been described in such prior Schedules 13D were adopted by the Issuer.  No such plans or proposals are currently pending.

Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.

Item 5.                                 Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,440,384 shares of Common Stock, representing 9.87% of the outstanding shares of Common Stock.  Such percentages were determined based on a total of 34,870,290 shares of Common Stock outstanding as of November 3, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed November 5, 2015.

Spear Point Capital Fund LP beneficially owns, and has voting power and disposition power over, 572,582 shares of Common Stock, representing an aggregate of 1.64% of the outstanding shares of Common Stock.  Spear Point Condor LP beneficially owns, and has voting power and disposition power over, 1,167,802 shares of Common Stock, representing an aggregate of 3.35% of the outstanding shares of Common Stock.  Neither Spear Point Capital Fund LP nor Spear Point Condor LP has any beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

None of Spear Point Capital Management LLC, Spear Point Capital Partners LLC, or Messrs. Bienvenu, Colhoun and Mysogland own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,740,384 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.99% of the outstanding shares of Common Stock.  As general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has voting and disposition power over, and therefore, beneficial ownership of, the aggregate of 1,740,384  shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.99% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,740,384 shares of Common Stock beneficially owned by the other Spear Point Reporting Persons, representing an aggregate of 4.99% of the outstanding shares of Common Stock.

FiveMore Special Situations Fund Ltd beneficially owns, and has voting power and disposition power over 1,200,0000 shares of Common Stock, representing an aggregate of 3.44% of the outstanding shares of Common Stock.  FiveT Investment Management Ltd beneficially owns, and has voting power and disposition power over 500,0000 shares of Common Stock, representing an aggregate of 1.43% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, FiveT Capital AG may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,700,000 shares of Common Stock beneficially owned by FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd, representing 4.87% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares covered by this Schedule 13D other than shares directly owned by such Reporting Person.  Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any shares held by any other person, or (ii) the beneficial owner of any shares held or beneficially owned by any member of the Group other than such Reporting Person.  The filing of this Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which such Reporting Person does not have a pecuniary interest.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by FiveMore Special Situations Fund Ltd, FiveT Investment Management Ltd, Spear Point Capital Fund LP, Spear Point Condor LP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than the agreement described in Item 4 and the Joint Filing Agreement, none of the Reporting Persons nor any general partners or managing members of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 24.1	Power of Attorney granted by the Reporting Persons to Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland

Exhibit 99.1	Joint Filing Agreement, dated March 8, 2016 by and among the Reporting Persons

Exhibit 99.2	Agreement, dated March 8, 2016 by and among the Reporting Persons

Exhibit 99.3	Description of Transactions in the Shares that were Effected During the Past 60 Days – FiveMore Special Situations Fund Ltd

Exhibit 99.4	Description of Transactions in the Shares that were Effected During the Past 60 Days – FiveT Investment Management Ltd

Exhibit 99.5	Description of Transactions in the Shares that were Effected During the Past 60 Days – Spear Point Capital Fund LP

Exhibit 99.6	Description of Transactions in the Shares that were Effected During the Past 60 Days – Spear Point Condor LP

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 8, 2016

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CONDOR LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

FIVE MORE SPECIAL SITUATIONS FUND LTD

By:	DMS Fund Governance Ltd
Its:	Director

By:	/s/ Aldo Ghisletta
Name:	Aldo Ghisletta
Title:	Director

FIVET INVESTMENT MANAGEMENT LTD

By:	/s/ Aldo Ghisletta
Name:	Aldo Ghisletta
Title:	Director

FiveT Capital AG

By:	/s/ Johannes M. Roth
Name:	Johannes M. Roth
Title:	CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).